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SKÖG Haus Coffee & Tea

Coffee Shop

18498 Ballinger Way NE
Lake Forest Park, WA 98155
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Early Investor Bonus: The investment multiple is increased to 1.7× for the next $25,000 invested.
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THE PITCH
SKÖG Haus Coffee & Tea is seeking investment to open a brick and mortar coffee shop to compliment their successful mobile coffee shop.
First LocationOperating Pop-upsExpanding Location
WE ARE THE FAMILY BEHIND SKÖG HAUS COFFEE
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This video is about who we are, what we do, and why do it. Change the world through coffee... Join us!

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Our Mission

It all started with a passion for coffee, a mission to thrive and support our local community, and to release more kindness into the world through the process. What grew from this dream was SKÖG Haus Coffee, a mobile, specialty coffee business whose mission is to "Change the World Through Coffee". We are choosing to do business differently by acting from a place of integrity and intention in each interaction we have, everything we do, everything we serve, and every choice we make. We can not do this alone, and every day our customers, our online advocates, and our business partners join us in our efforts with their support.

Our Story

SKÖG Haus Coffee was created in early 2020, headed by Heather Skogerson, and Dave Skogerson. We have lived in the Seattle area for over 30 years and are not only fanatical about great coffee and tea but also exceptional customer service. We love to bring out the best in the people we interact with, with friends and family choosing to support our endeavors. Having experienced the wonderful "third wave" of coffee in the 2000 era, when coffee drinkers started to become coffee connoisseurs with the introduction of specialty coffee and its wonderfully crafted flavors from around the world. With "fast coffee" quickly taking over and the traditional coffee house feeling being replaced with a low quality "push-button" experience, we knew people wanted more. We were ready to bring the craft of specialty coffee back to our local community by bringing back the movement of "slow coffee"; to be welcomed, gather, savor, and share in the experience that brings with it all of the senses.

To date, SKÖG Haus has operated as a single-location, mobile specialty coffee and tea shop in the heart of Lake Forest Park, WA. Our location and accessible operations offer a unique experience that is like nothing in the area and is enjoyed by the LFP community, surrounding neighborhoods, and friends and families up and down Ballinger Way. We enjoy our 1-on-1 interactions with all of our customers whom we strive to know by name, including the many four-legged ones.

Come be a part of something amazing. Change the world through coffee... Join us!

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The Opportunity

We are growing and expanding our operation to reach more wonderful customers who want a place to gather and build community, indoors. Our goal of opening a small outdoor neighborhood coffee and tea shop in the Lake Forest Park neighborhood has been a huge success. We recognized that the greater Shoreline area and surrounding communities needed a place like SKÖG Haus. With our expansion plans into a brick-and-mortar store front, we are bringing back the neighborhood coffee shop and cafe; a place to come in and sit down, a place to relax, a place to get a little work done, a place to make new friends, a place to meet old friends. The location we have chosen in Mountlake Terrace is perfectly situated in the new MLT Town Center surrounded by 300+ apartments, local restaurants, a brand new pediatrics facility, yoga studio, local brew pubs, and is just 3/4 of a mile away from the new light-rail train station on I-5 and 236. With this untapped market and our forecasted numbers on the conservative side, we anticipate exceeding our projections in the first 12 months. We would love your help in bringing more intentional kindness and exceptional coffee and tea to the city of Mountlake Terrace. You are not only investing in our business, you making a statement that YOU want to see more goodness released into this world and build up your local economy!

Join us!

We are raising capital for the following purposes:

To expand our business to a brick-and-mortar location in Mountlake Terrace.

Complete the build-out of the new space

Purchase additional equipment

Increase working capital (staff?) and inventory stock to support and sustain operations in the short term

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THE TEAM
Heather & Dave Skogerson
Co-Owners

Heather has a BS from Michigan State University and has owned and operated her own Pilates small business as well as continued work in the customer service industry for 25 years with a high level of delivering the best customer experience to her customers through the importance of one-on-one interactions.

Dave has a 20+ year career background in Technology Business Management Consulting and Professional Services industry. Always focused on the customer experience and outcome-driven regardless of the technology, Dave has a proven track record of understanding businesses' needs, driving those businesses to market, and delivering products and services with the best customer experience possible.

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PRESS
SKÖG Haus Coffee is ready to wake up your day in Lake Forest Park

SKÖG Haus Coffee family By Cynthia Sheridan Heather and Dave Skogerson, with sons Vaughn and Finn and nephew Caen, are the family behind SKÖ...

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Build-out $35,000
Working Capital $10,000
Equipment $24,937
Mainvest Compensation $5,063
Total $75,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5

Gross Sales $420,383 $477,689 $559,689 $615,658 $677,224
Cost of Goods Sold $126,115 $143,306 $167,905 $184,695 $203,167
Gross Profit $294,268 $334,383 $391,784 $430,963 $474,057

EXPENSES

Rent $24,800 $25,420 $26,055 $26,706 $27,373
Insurance & Permits $5,520 $6,272 $7,348 $8,082 $8,890
Telecommunications $1,800 $2,045 $2,396 $2,635 $2,898
Vehicle Repairs & Maintenance $2,796 $3,177 $3,722 $4,094 $4,503
Payroll Expenses $145,308 $165,116 $193,459 $212,804 $234,084
Utilities $3,980 $4,522 $5,298 $5,827 $6,409
Advertising $5,137 $5,837 $6,838 $7,521 $8,273
Taxes and Licenses $18,317 $20,813 $24,385 $26,823 $29,505
Office Supplies $1,675 $1,903 $2,229 $2,451 $2,696
Bank Fees / CC processing $10,215 $11,607 $13,599 $14,958 $16,453
Legal and Accounting $2,600 $2,954 $3,461 $3,807 $4,187
Other Maintenance $2,010 $2,284 $2,676 $2,943 $3,237
Operating Profit $70,110 $82,433 $100,318 $112,312 $125,549
This information is provided by SKÖG Haus Coffee & Tea. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2021 Balance Sheet
2021 Income Statement
2022 Balance Sheet
2022 Income Statement
SHC Atlas 236 business plan.pdf
SKOG Business Plan.pdf
Investment Round Status
Target Raise $75,000
Maximum Raise $124,000
Amount Invested $0
Investors 0
Investment Round Ends November 17th, 2023
Summary of Terms
Legal Business Name SKOG Haus, LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $25,000 invested
1.7×
Investment Multiple 1.6×
Business's Revenue Share 3%-5%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date December 31st, 2029
Financial Condition
Historical milestones

SKÖG Haus Coffee has been operating since June of 2021 and has since achieved the following milestones:

Opened location in Lake Forest Park, WA.

Achieved revenue of $58,000 in 2021, which then grew to $132,000 in 2022.

Achieved profit of in [Year], which then grew to [$Y] in [Year].

Historical financial performance is not necessarily predictive of future performance.

Forecasted milestones

SKÖG Haus Coffee forecasts the following milestones:

Secure lease in the Shoreline area by summer of 2023.

Hire for the following positions by Fall of 2023: Barista, Cashier

Achieve $534,000 revenue per year by 2024.

Achieve $55,000 profit per year by 2024.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of SKÖG Haus Coffee to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

SKÖG Haus Coffee operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. SKÖG Haus Coffee competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from SKÖG Haus Coffee's core business or the inability to compete successfully against the with other competitors could negatively affect SKÖG Haus Coffee's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in SKÖG Haus Coffee's management or vote on and/or influence any managerial decisions regarding SKÖG Haus Coffee. Furthermore, if the founders or other key personnel of SKÖG Haus Coffee were to leave SKÖG Haus Coffee or become unable to work, SKÖG Haus Coffee (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which SKÖG Haus Coffee and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, SKÖG Haus Coffee is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

SKÖG Haus Coffee might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If SKÖG Haus Coffee is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt SKÖG Haus Coffee

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect SKÖG Haus Coffee's financial performance or ability to continue to operate. In the event SKÖG Haus Coffee ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither SKÖG Haus Coffee nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

SKÖG Haus Coffee will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and SKÖG Haus Coffee is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although SKÖG Haus Coffee will carry some insurance, SKÖG Haus Coffee may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, SKÖG Haus Coffee could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect SKÖG Haus Coffee's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of SKÖG Haus Coffee's management will coincide: you both want SKÖG Haus Coffee to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want SKÖG Haus Coffee to act conservative to make sure they are best equipped to repay the Note obligations, while SKÖG Haus Coffee might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If SKÖG Haus Coffee needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with SKÖG Haus Coffee or management), which is responsible for monitoring SKÖG Haus Coffee's compliance with the law. SKÖG Haus Coffee will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if SKÖG Haus Coffee is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if SKÖG Haus Coffee fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of SKÖG Haus Coffee, and the revenue of SKÖG Haus Coffee can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of SKÖG Haus Coffee to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Real Estate Risk

SKÖG Haus Coffee is still in the process of securing a location to lease, which will be necessary to conduct operations. To the extent SKÖG Haus Coffee is unable to find and secure a location that is adequate, investors may have a delay in the repayment timeline.

Limited Operating History

SKÖG Haus Coffee is a newly established entity and has no history for prospective investors to consider.

This information is provided by SKÖG Haus Coffee & Tea. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
Investor Discussion
SKÖG Haus Coffee & Tea isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
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